

October 31, 2013

<u>Via Facsimile</u>
Ronald J. Santilli
Executive Vice President and Chief Financial Officer
Cutera, Inc.
3240 Bayshore Blvd.
Brisbane, California 94005

> **Re: Cutera, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 000-50644**

Dear Mr. Santilli:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2012</u>

<u>Consolidated Financial Statements</u>

<u>Note 1. Revenue Recognition, page 56</u>

1. We see from the disclosure on page 33 that for Titan and truSculpt hand pieces, after a set number of treatments have been performed the customer is required to send the hand piece back to the factory for refurbishment. Please tell us how you account for the "refilling" of the hand piece.

2. We see that you have multiple element arrangements and that you determined that the arrangements include units of accounting such as system and upgrade sales and service contracts. Please tell us why VSOE and TPE are not available for your systems.

3. Please tell us how you considered that you should apply the software revenue recognition guidance under FASB ASC 985-605. We reference the disclosure on page 7 that your control console includes a universal graphic user interface, control system software and high voltage electronics and that the control system software ensures that the operator's instructions are properly communicated from the graphic user interface to the other components within the system. Please refer to FASB ASC 985-605-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief